SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            CPI Aerostructures, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                     125919
        -----------------------------------------------------------------
                                 (CUSIP Number)

                                Steven N. Bronson
                           10 South Street, Suite 202
                          Ridgefield, Connecticut 06877
                                 (203) 894-9755

                                 with a copy to:

                            James A. Prestiano, Esq.
                         317 Madison Avenue, Suite 2310
                            New York, New York 10017
                                 (212) 949-9696
        -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 10, 2001
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125919                  SCHEDULE 13D
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1        NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSONS

         Steven N. Bronson
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a) [ ]      (b) [ ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*

         Not Applicable
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      [ ]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
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                           7     SOLE VOTING POWER

                                 295,000
                               -------------------------------------------------
  NUMBER OF                8     SHARED VOTING POWER
   SHARES
BENEFICIALLY                     0
  OWNED BY                     -------------------------------------------------
    EACH                   9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                        295,000
    WITH                       -------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         295,000
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12       CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.1%
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14       TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 125919                  SCHEDULE 13D

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Steven N. Bronson with respect to the shares of common stock $.001 par value per share (the "Common Stock") of CPI Aerostructures Inc., a New York Corporation, with its principal offices located at 200A, Executive Drive, Edgewood, New York 11717 (the "Issuer"), remains in full force and effect. The Issuer's Form 10-KSB for fiscal year ended December 31, 2000 states that as of April 10, 2001, the Issuer had 2,648,509 shares of Common Stock outstanding.

Item 2. Identity and Background.

     (a) This Amendment No. 10 to Schedule 13D is being filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 10 South Street, Suite 202, Ridgefield, Connecticut 06877.

     (c) Mr. Bronson is the President and sole member of Catalyst Financial LLC ("Catalyst"), a broker-dealer licensed under the Act.

     (d) Mr. Bronson has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has Mr. Bronson been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Bronson is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

     On May 10, 2001, Mr. Bronson sold 19,500 shares of Common Stock, in accordance with Rule 144, for a aggregate sales price of $46,605.

     On May 11, 2001, Mr. Bronson sold 25,500 shares of Common Stock, in accordance with Rule 144, for a aggregate sales price of $59,415.

     On May 11, 2001, Mr. Bronson sold 9,000 shares of Common Stock, in accordance with Rule 144, for a aggregate sales price of $20,970.

CUSIP No. 125919                  SCHEDULE 13D

Item 4. Purpose of Transaction.

     Mr. Bronson disposed the shares of Common Stock of the Issuer, as set forth above, to liquidate a portion of his holdings to the extent permitted by Rule
144. Mr. Bronson owns the securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, the then market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease his position in the Issuer.

     Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 295,000 shares of the Issuer's Common Stock, representing approximately 11.1% of the total shares of Common Stock deemed outstanding. Such shares of Common Stock include the 195,000 shares of Common Stock held of record by Mr. Bronson and 100,000 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $1.875 per share. The warrants held by Mr. Bronson expire on May 3, 2004.

     (c) On April 2, 2001, warrants held by Mr. Bronson to purchase 39,963 shares of Common Stock at an exercise price of $3.00 per share expired.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7. Material to be Filed as Exhibits.

     None


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.

Dated: May 16, 2001

                                                  /s/ Steven N. Bronson
                                                  ----------------------------
                                                  Steven N. Bronson


     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).